SUMMARY ANNUAL REPORT 2012 | ASSOCIATED BANC-CORP Associated

2012 FINANCIAL HIGHLIGHTS

In thousands (except per share data and performance ratios)	2010	2011	2012
OPERATING RESULTS			
Net interest income	$ 633,779	$ 612,831	**$ 625,992**
Provision for loan losses	390,010	52,000	**3,000**
Noninterest income	335,462	273,119	**313,290**
Noninterest expense	620,259	650,523	**681,823**
Net income (loss) available to common shareholders	(30,387)	114,869	**173,773**
AT YEAR END			
Assets	$ 21,785,596	$ 21,924,217	**$ 23,487,735**
Loans	12,616,735	14,031,071	**15,411,022**
Investment securities	6,101,341	4,937,483	**4,966,635**
Deposits	15,225,393	15,090,655	**16,939,865**
Tier 1 leverage ratio	11.19%	9.81%	**8.98%**
Tier 1 common ratio	12.26%	12.24%	**11.61%**
Tier 1 risk-based capital ratio	17.58%	14.08%	**12.01%**
Total risk-based capital ratio	19.05%	15.53%	**13.42%**
Tier 1 common equity	$ 1,657,505	$ 1,783,515	**$ 1,875,534**
Allowance for loan losses/nonaccrual loans	83%	106%	**118%**
Common shares outstanding	173,112	173,575	**169,304**
PER COMMON SHARE DATA			
Diluted earnings (loss) per share	$ (0.18)	$ 0.66	**$ 1.00**
Dividends per common share	0.04	0.04	**0.23**
Tangible book value per share	9.77	10.68	**11.39**
PERFORMANCE RATIOS			
Net interest margin	3.20%	3.26%	**3.30%**
Return on average assets	(0.00)	0.65	**0.81**
Return on average tier 1 common equity	(1.95)	6.71	**9.45**

TOTAL LOANS
$ in billions



$16
14
12
10
4Q 10
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12
2Q 12
3Q 12
4Q 12

NET INCOME AVAILABLE TO COMMON
$ in millions



$50
40
30
20
10
0
4Q 10
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12
2Q 12
3Q 12
4Q 12

TANGIBLE BOOK VALUE PER SHARE



$12
11
10
9
8
4Q 10
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12
2Q 12
3Q 12
4Q 12

2 | *Associated Banc-Corp*

ABOUT ASSOCIATED BANC-CORP ASSOCIATED BANC-CORP (NASDAQ: ASBC) is one of the top 50, publicly traded, U.S. bank holding companies and the parent of Associated Bank, National Association: • $23 billion in assets • $15 billion in loans • $17 billion in deposits • $2.2 billion market capitalization OUR FOOTPRINT Associated has approximately 240 branches serving more than 150 communities throughout Wisconsin, Illinois and Minnesota, with commercial financial services offices in Indiana, Michigan, Missouri, Ohio and Texas. PRODUCTS AND SERVICES Associated offers a full range of banking services and other financial products and services: • Commercial and Business Lending • Commercial Real Estate Lending • Treasury Management, Capital Markets and Insurance Services • Consumer Banking • Residential Mortgage and Home Equity Lending • Private Banking, Trust and Asset Management Associated is known for its strong relationships with the customers and communities it serves: • More than 4,900 employees serving approximately one million customers • Associated has been named Wisconsin’s #1 SBA lender for eight consecutive years and is the #1 mortgage originator in Wisconsin OUR VISION AND VALUES Associated Banc-Corp will be the most admired Midwestern financial services company, distinguished by sound, value-added financial solutions with personal service for our customers, built upon a strong commitment to our colleagues and the communities we serve, resulting in exceptional value for our shareholders. 2012 highlighted another year of significant accomplishments for Associated Banc-Corp. We experienced continued growth as loan balances, deposits and earnings expanded each quarter. We are confident we will build on that momentum and deliver increased value to our shareholders and customers in 2013 and beyond. 3

TO OUR SHAREHOLDERS: The decisions we made over the past three years positioned Associated to deliver net income to common shareholders in 2012 50% higher than the previous year. For our shareholders, we are committed to driving value through growth while ensuring the strength and stability of our company. For our customers, we continue to invest in the franchise to enhance the services and products we offer. DELIVERING ON OUR COMMITMENTS 2012 highlighted another year of noteworthy accomplishments as we continued to work diligently toward driving increased shareholder value. We laid out and executed on several goals for 2012: • Continuing to grow the loan portfolio — Total loan balances increased by 10% from a year ago, while total commercial balances grew by $1.3 billion, or 17%, from a year ago. • Focusing on customer needs — We made customer-centric investments in technology with enhancements to our online and mobile banking services and commercial deposit and treasury management platforms. We also continued efforts to remodel and modernize our retail branches and to give colleagues tools and training to help deliver a positive customer experience. • Growing earnings — Earnings per share increased to $1.00 for the full year, a 51% increase from the prior year. • Returning capital to shareholders — We raised the quarterly dividend twice during the year and began to return capital through share repurchases. EXECUTING ON OUR STRATEGY Commercial and business lending balances have grown by $1.6 billion since the beginning of 2011, reflecting the restored health of our Commercial Banking franchise. Associated now outscores key competitors in commercial banking customer satisfaction according to Greenwich Research. We continue to refine our delivery model and systems infrastructure to drive efficiency, while also expanding our operations, most recently to Cincinnati and Indianapolis. The Commercial Deposit and Treasury Management group continues to benefit from investments in enhanced systems and talent. Our efforts resulted in growth in commercial deposit balances throughout the course of the year. We are now deploying competitive solutions for sophisticated clients and are effectively penetrating the commercial deposit market. With teams focused on financial institutions, insurance, mortgage brokers, oil and gas, power and utilities, and public finance, the Specialized Industries group delivered strong results in 2012. These industry experts are bringing value-added solutions to clients and are winning more business as a result. During the year, we expanded our specialty lending group by adding a team of experts focused on the healthcare sector. We expect this segment to provide considerable growth in the years to come. Our Commercial Real Estate group remains focused on serving the needs of proven developers headquartered in our Upper Midwest footprint. The past several years have seen steady, growing success, with particularly strong results in 2012. We expect this success to continue with growth in each of our markets, including Southeast Michigan where we added an office this past year. Associated Financial Group, our insurance division, is running well. Their emphasis on the commercial client space, especially employee benefit solutions, has earned them the position as the eighth largest bank-owned agency in the United States. We are focused on growing this segment through new business and cross-sell penetration. Our Retail Bank continues to focus on serving customers in the way they prefer to conduct their banking. During the year, we remodeled an additional 50 branches to provide a consistent look and feel across our markets; we have now finished approximately 50% of our branches. We also introduced new capabilities in online and mobile banking to meet our customers increasingly changing transaction needs. These investments enabled us to consolidate 20 branches during 2012 and another 12 branches early in 2013 with relatively minimal impact to the customer experience. Our mortgage lending business produced record net mortgage banking revenue as low mortgage interest rates drove increased demand. Associated is the top mortgage originator in Wisconsin. We were also named 4 | Associated Banc-Corp

the No. 1 Small Business Administration (SBA) lender in Wisconsin, an honor we are proud to have earned for the eighth consecutive year. Private Client and Institutional Services, which includes our Private Banking, Trust and Asset Management businesses, also performed well in 2012. During the year, we added new teams in key markets across the footprint and have developed new products to better serve client needs. We see continued opportunity to grow and expand this business. Our results for 2012 also benefited from across-the-board improvement in credit quality. LEADING THE WAY During 2012, we made a few changes to the management team. In April, Randy Erickson joined Associated as our General Counsel and Corporate Secretary. Randy brings over 30 years of experience to the team and served for nearly a decade as General Counsel for a large Milwaukee-based bank holding company. We welcomed Jim Yee in May as our new Chief Information and Operations Officer. Jim has over 35 years of experience within the financial services sector in information technology and operations. In July, Chief Financial Officer Joe Selner announced his retirement after nearly 40 years with Associated. We appreciate Joe’s service to Associated and thank him for his many years of dedication to the company. With Joe’s retirement, Christopher Del Moral-Niles was promoted to CFO, a move that had been planned for more than a year. In December, John Seramur announced his retirement from our Board of Directors. John served 15 years with Associated and more than 30 years as President and CEO of First Financial Corporation, which Associated acquired in 1997. We thank John for his many years of service to Associated’s Board of Directors. SERVING OUR COMMUNITIES Helping to ensure the well-being of our communities is an integral part of our strategy. In 2012, Associated colleagues provided more than 37,000 hours of volunteer service to local organizations, an increase of 169% from 2011. Associated and our colleagues also made significant monetary contributions to our local communities, including over $1 million in colleague and company-matching donations for local United Way chapters. DELIVERING VALUE FOR SHAREHOLDERS The strong performance in 2012 was the result of our commitment to meeting the needs of our customers and growing Associated in the markets we serve. Our focus in 2013 is centered on four key areas, which include continuing to grow the company organically, defending net interest margin compression in the low rate environment, focusing on efficiencies and expense management, and deploying capital to drive long-term shareholder value. In closing, we would like to recognize our colleagues. Their efforts have made the past year a success. Across our company, people are keeping pace with a challenging banking environment requiring changes to how they think about and do their jobs. Their success in adapting to these demands and commitment to achieving our goals continue to be the critical factors in delivering value to our customers, communities and shareholders. Thank you for your support of Associated Banc-Corp. Philip B. Flynn President & Chief Executive Officer William R. Hutchinson Chairman March 5, 2013 5

ASSOCIATED’S COMMITMENT TO OUR COMMUNITIES COMMUNITY COMMITMENT Associated’s philanthropy reflects the people, the culture and the spirit of the company. We actively engage colleagues in our charitable process to help identify the nonprofit organizations and causes that best address the unique needs of communities across our footprint. Additionally, we encourage and support colleague volunteerism efforts by providing the internal resources that help connect colleagues with the nonprofit organizations that meet their personal passion for community involvement. • Strive to give back 1% of pre-tax profits • Contributed more than $1 million to the United Way two consecutive years • 1,400 colleagues participated in Associated’s Roots in Our Community volunteerism program in 2012, providing more than 37,000 hours of community service • Associated colleagues are members on more than 300 nonprofit boards • Rewarded top 20 colleagues for volunteerism with $1,000 grant to their nonprofit of choice WORKPLACE COMMITMENT Associated recognizes our mutual responsibility for performance and commits to providing the resources and guidance necessary for our colleagues to reach their full potential and for our company to achieve outstanding results. In line with that commitment, Associated offers proactive resources to assist in the physical and mental well-being of our colleagues. • Associated hosts a series of more than 300 online, self-directed learning opportunities • To bolster our approach to diversity, 100% of colleagues completed the Valuing Differences course in 2012 • 99% of Associated colleagues are eligible for health and retirement benefit options • 4,200 colleagues, spouses and domestic partners participated in health assessments • 85% participation rate at Wellness Center in Northeast Wisconsin MARKETPLACE COMMITMENT Since its inception, Associated has been focused on providing sound financial services to individuals in our communities. Today we continue that commitment by ensuring we are applying sustainable business practices to our programs, products and services, focusing on the long-term business impacts, while mitigating risks to our customers. We exercise ethical and lawful operating practices to uphold the highest business standards. • With an emphasis on local vendors, Associated reinvested more than $234 million into local economies • To help protect our colleagues, our customers and our bank, 100% of colleagues completed their compliance and regulatory training in 2012 • #1 SBA Lender in Wisconsin, #4 in Minnesota and #6 in Illinois • #1 Mortgage Originator in the State of Wisconsin ENVIRONMENT COMMITMENT Associated constantly strives to limit the impact of our business operations on the environment by consistently monitoring our corporate energy consumption and evaluating the responsible use of materials and products utilized in our practices. • Associated’s natural gas usage was down 23% year over year in 2012, reducing our greenhouse gas emissions by 1,287 metric tons • In 2012, Associated reduced its water usage by 47%, equating to a savings of more than 131,000 gallons of water • Under our recycling program with Waste Management, Inc., Associated has increased its recycling by 40% over the last three years 6 | Associated Banc-Corp

BOARD OF DIRECTORS William R. Hutchinson Chairman, Associated Banc-Corp President, W. R. Hutchinson & Associates, Inc. John F. Bergstrom Chairman & Chief Executive Officer, Bergstrom Corp. Ruth M. Crowley Principal, Innervisions Management Philip B. Flynn President & Chief Executive Officer, Associated Banc-Corp Ronald R. Harder Retired, former President & Chief Executive Officer, Jewelers Mutual Insurance Co. Robert A. Jeffe Chairman & Founding Partner, Hawkwood Energy Eileen A. Kamerick Chief Financial Officer, Press Ganey Associates Richard T. Lommen Chairman, Courtesy Corp. J. Douglas Quick Chairman, Lakeside Foods, Inc. Karen T. van Lith Interim Chief Executive Officer Consultant John (Jay) B. Williams President & Chief Executive Officer, Milwaukee Public Museum EXECUTIVE COMMITTEE Philip B. Flynn President & Chief Executive Officer Oliver Buechse Chief Strategy Officer Christopher J. Del Moral-Niles Chief Financial Officer Patrick J. Derpinghaus Chief Audit Executive Judith M. Docter Chief Human Resources Officer Randall J. Erickson General Counsel & Corporate Secretary Breck F. Hanson Head of Commercial Real Estate Arthur G. Heise Chief Risk Officer Scott S. Hickey Chief Credit Officer Timothy J. Lau Head of Private Client & Institutional Services Donna N. Smith Head of Commercial Middle Market & Regional Banking David L. Stein Head of Retail Banking John A. Utz Head of Specialized Industries & Commercial Financial Services James Yee Chief Information & Operations Officer 7

ANNUAL MEETING OF SHAREHOLDERS April 23, 2013 11 a.m. CT St. Norbert College Fort Howard Theater – Bemis Center 100 Grant Street, De Pere, WI 54115 Proxy materials for the 2013 Annual Meeting of Shareholders are available via the Internet under the U.S. Securities and Exchange Commission’s Notice and Access rule. Shareholders as of the February 28, 2013, record date have been mailed a notice regarding the availability of proxy materials, which includes the Internet website address where the proxy materials can be viewed and shares voted. It also includes instructions for requesting a paper copy of the proxy materials via telephone, Internet website or email. ANNUAL REPORT ON FORM 10-K Shareholders and other interested persons may obtain a copy of Associated Banc-Corp’s 2012 Annual Report on Form 10-K at Investor.AssociatedBank.com or by calling or writing Associated Banc-Corp Investor Relations. ASSOCIATED BANC-CORP INVESTOR RELATIONS 1200 Hansen Road | Green Bay, WI 54304 920-491-7059 Additional information is available at Investor.AssociatedBank.com TRANSFER AGENT AND REGISTRAR CORRESPONDENCE Wells Fargo Shareowner Services 1110 Centre Pointe Curve Suite 101 MAC N9173-010 Mendota Heights, MN 55120 800-468-9716 or 651-450-4064 www.shareowneronline.com SHAREOWNER INQUIRIES 800-468-9716 or 651-450-4064 24/7 automated system or representative from 7 a.m. – 7 p.m. CT, Monday through Friday STOCK LISTING & TRADING Traded: NASDAQ Stock Market Symbol: ASBC Associated IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS: Statements made in this presentation which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management’s plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Such forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “should,” “will,” “intend,” “outlook” or similar expressions. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in the company’s most recent Form 10-K and subsequent SEC filings. Such factors are incorporated herein by reference. ©2013 Associated Banc-Corp (3/13) 3006 MKTCC0002